UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 30, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS´ MEETING

HELD ON MAY 18, 2017

1. Date, time and place: Held on May 18, 2017, at 08:30 a.m., at Rua Fidêncio Ramos, 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo

2. Call notice: The Board of Directors’ members were duly called pursuant to item 6 of its Rules of Procedures.

3. Attendance: The majority of the sitting members of the Company’s Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza and Raul Calfat. The absence of the member Mr. Ernesto Lozardo was justified. Mr. Lozardo was replaced, in accordance with the terms of Item 4 of the Board of Directors´ Internal Rules, by his alternate Mr. Leonardo Mandelblatt de Lima Figueiredo.

4. Meeting Board:             Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5. Agenda: Deliberate on (i) the appointment of the members of the Advisory Committees’ to the Company’s Board of Directors; and (ii) the ratification of the composition of the Company´s Statutory Audit Committee.

6. Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i)     Advisory Committees

Approve the composition of the Advisory Committees’ to the Company’s Board of Directors, as described below, whose term of office will always match with the term of the members of Board of Directors, that is, until the date of the General Ordinary Shareholders´ Meeting which deliberates on the Company´s financial statements of the fiscal year ended on December 31, 2018.

FINANCIAL COMMITTEE
Coordinator:	Sergio Augusto Malacrida Jr.
Members:	Ernesto Lozardo
Leonardo Mandelblatt de Lima Figueiredo
Marcos Barbosa Pinto
Secretary:	Marcelo Campos Habibe
Invited:	Guilherme Perboyre Cavalcanti

INNOVATION COMMITTEE
Coordinator:	Carlos Augusto Lira Aguiar
Members:	João Henrique Batista de Souza Schmidt
Eduardo Rath Fingerl
José Luciano Duarte Penido
Marcelo Strufaldi Castelli
Raul Calfat
Secretary:	Vinícius Nonino
Invited:	Fernando Bertolucci

PERSONEL AND REMUNERATION COMMITTEE
Coordinator:	Alexandre Gonçalves Silva
Members:	Gilberto Lara Nogueira
João Batista Ferreira Dornellas
José Luciano Duarte Penido
Secretary:	Luiz Fernando Torres Pinto

SUSTAINABILITY COMMITTEE

Coordinator:	José Luciano Duarte Penido
Members:	Ailton Alves Lacerda Krenak
Carlos Alberto de Oliveira Roxo Claudio Valladares Pádua
Maria Aparecida Silva Bento João Carvalho de Miranda Sergio Besserman Vianna Sergio Eduardo Weguelin Vieira
Secretary:	Maria Luiza de Oliveira Pinto e Paiva

Invited:	Aires Galhardo
Paulo Ricardo Silveira

(ii)    Statutory Audit Committee — CAE

Ratify the composition of the Statutory Audit Committee, which the term of office will follow the established on article 29, paragraph 2 of the Company’s Bylaws, ending on May, 2018.

STATUTORY AUDIT COMMITTEE — CAE
Coordinator and member:	Julio Sergio de Souza Cardozo
Members and financial specialist:	José Écio Pereira da Costa Junior
Member:	Maria Paula Soares Aranha
Secretary:	Adjarbas Guerra Neto

The Board of Directors certifies and recognizes the independence of the members of the Statutory Audit Committee described above, as well certifies that its members are in comply with the requirements of the CVM Instruction No. 509/2011.

7. Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; João Carvalho de Miranda (Vice-Chairman of the Board of Directors); João Henrique Batista de Souza Schmidt, Leonardo Mandelblatt de Lima Figueiredo, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza, Raul Calfat, and, also, Claudia Elisete Rockenbach Leal — Secretary.

I hereby certify that the present minutes are a true copy of the original which is filed at the Company’s headquarters.

São Paulo, May 18, 2017.

Signatures:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO